Exhibit 12
WASHINGTON REAL ESTATE INVESTMENT TRUST
Computation of Ratios
(In thousands)

Earnings to fixed charges ratio:

	Three Months Ended March 31,
	2014	2013
Income from continuing operations	$(2,265)	$857
Additions:
Fixed charges
Interest expense	14,530	16,190
Capitalized interest	393	293
	14,923	16,483
Deductions:
Capitalized interest	(393)	(293)
Adjusted earnings	12,265	17,047
Fixed charges (from above)	$14,923	$16,483
Ratio of earnings to fixed charges (1)	0.82	1.03
(1) Due to Washington REIT's loss from continuing operations during the 2014 Quarter, the earnings to fixed charges ratio was less than 1:1. Washington REIT must generate additional earnings of $2.7 million in the 2014 Quarter to achieve a ratio of 1:1.

Debt service coverage ratio:

	Three Months Ended March 31,
	2014	2013
Net income attributable to the controlling interests	$104,554	$7,335
Additions:
Interest expense (1)	14,530	16,518
Real estate depreciation and amortization (1)	22,753	25,524
Non-real estate depreciation	193	196
	37,476	42,238
Deductions:
Gain on sale of real estate	(106,273)	(3,195)
Adjusted EBITDA	35,757	46,378
Debt service
Interest expense	14,530	16,518
Principal amortization	830	832
	$15,360	$17,350
Debt service coverage ratio	2.33	2.67
(1) Includes discontinued operations